EXHIBIT 99.1

SERVICE CORPORATION INTERNATIONAL ANNOUNCES FOURTH QUARTER 2022 FINANCIAL RESULTS AND PROVIDES 2023 GUIDANCE

Conference call on Wednesday, February 15, 2023, at 8:00 a.m. Central Time.

HOUSTON, Texas, February 14, 2023 . . . Service Corporation International (NYSE: SCI), the largest provider of deathcare products and services in North America, today reported results for the fourth quarter of 2022.

Highlights:

- GAAP earnings per share were $0.59 and $3.53, for the fourth quarter and full year 2022, respectively.
- Adjusted earnings per share were $0.92 and $3.80, for the fourth quarter and full year 2022, respectively, exceeding our expectations.
- Confirming 2023 earnings per share guidance midpoint of $3.60 for 2023.
- Operating cash flow of $826 million for the full year 2022 above the midpoint of previous guidance.
- Cemetery preneed sales grew 2.4% for the full year 2022.
- Funeral preneed sales grew 6.4% for the full year 2022.

Tom Ryan, the Company's President, Chairman, and Chief Executive Officer, commented on fourth quarter results:

"We are proud to report adjusted earnings per share of $0.92 for the fourth quarter of 2022. These results were below the prior year quarter that was materially impacted by the effects of COVID-19. However, they significantly exceeded our expectations as we continue to experience some impact from COVID-19 as well as a higher number of other excess deaths.

For the full year we reported adjusted earnings per share of $3.80, which is an impressive 26% growth on a compounded annual basis since pre-pandemic 2019.
- The number of comparable funeral services performed is trending higher than anticipated, about 5% higher than pre-pandemic 2019 levels on a compounded annual growth basis.
- Comparable cemetery preneed sales production experienced a remarkable 14.5% compounded annual growth rate over 2019 levels.

On the acquisition front, we had a very active fourth quarter investing $89 million in four separate transactions across the United States and Canada. These transactions added 14 funeral homes and 3 cemeteries, which included 3 combination locations. We are excited to welcome these new teammates to the SCI family.

I would like to thank our approximately 25,000 associates for their unwavering commitment to providing excellent service to our client families. Through their hard work, SCI remains in a position of financial strength and flexibility. We continue to believe in our long-term growth strategy to grow revenue, leverage our unparalleled scale, and invest our capital wisely to enhance shareholder value."

FOURTH QUARTER AND FULL YEAR SUMMARY

Details of our fourth quarter 2022 financial results and the consolidated financial statements can be found in the Appendix at the end of this press release. The table below summarizes our key financial results.

(Dollars in millions, except for per share amounts)	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2022	**2021**	**2022**	**2021**
Revenue	$ 1,027.7	$ 1,043.3	$ 4,108.7	$ 4,143.1
Operating income	$ 167.0	$ 298.5	$ 927.3	$ 1,190.7
Net income attributable to common stockholders	$ 92.3	$ 206.5	$ 565.3	$ 802.9
Diluted earnings per share	$ 0.59	$ 1.24	$ 3.53	$ 4.72
Earnings excluding special items [1]	$ 144.3	$ 194.8	$ 607.9	$ 777.9
Diluted earnings per share excluding special items [1]	$ 0.92	$ 1.17	$ 3.80	$ 4.57
Diluted weighted average shares outstanding	156.4	167.2	160.1	170.1
Net cash provided by operating activities	$ 170.3	$ 190.2	$ 825.7	$ 920.6
Net cash provided by operating activities excluding special items [1]	$ 170.3	$ 190.2	$ 825.7	$ 912.3

(1) Earnings excluding special items, diluted earnings per share excluding special items, and net cash provided by operating activities excluding special items are non-GAAP financial measures. These items are also referred to as "adjusted earnings per share" and "adjusted operating cash flow". A reconciliation from net income attributable to common stockholders, diluted earnings per share, and net cash provided by operating activities in accordance with generally accepted accounting principles in the United States (GAAP) can be found later in this press release under the headings "Cash Flow and Capital Spending" and "Non-GAAP Financial Measures" in the Appendix at the end of this press release.

- Diluted earnings per share were $0.59 in the fourth quarter of 2022 compared to $1.24 in the fourth quarter of 2021. The current year quarter was impacted by $64.6 million of an estimated charge for certain legal matters and a $5.2 million pre-tax loss on divestitures while the prior year quarter was impacted by a $9.9 million pre-tax gain on divestitures.

- Diluted earnings per share excluding special items were $0.92 in the fourth quarter of 2022 compared to $1.17 in the fourth quarter of 2021. The decrease of $0.25 is due to an expected decline in gross profit associated with decreases in COVID-19 related activity combined with higher inflationary costs and lower trust fund income. Additionally, fewer shares outstanding more than offset the impact of higher interest expense.

- Net cash provided by operating activities decreased $19.9 million to $170.3 million in the fourth quarter of 2022 compared to $190.2 million in the fourth quarter of 2021, and was at the high end of our expectations. The decrease in operating cash flow compared to the prior year fourth quarter is primarily due to the anticipated lower operating income, unfavorable working capital, and higher cash interest slightly offset by lower cash tax payments.

OUTLOOK FOR 2023

Our 2023 outlook for diluted earnings per share from continuing operations excluding special items is anticipated to be at the upper end of our expected long-term growth framework of 8%-12% when excluding the impact of COVID-19 activity in 2022 and before absorbing an expected 25 cent increase in interest expense. Our outlook for net cash provided by operating activities excludes special items relating to the payments of certain estimated legal charges of $64.6 million.

As displayed in the table below, guidance for 2023 total maintenance, cemetery development, and other capital expenditures (maintenance capital expenditures) is broken out into three separate categories in order to facilitate a better understanding for investors. At the midpoint of $300 million we anticipate spending to be approximately $35 million lower than 2022 as we accelerated certain technology and digital infrastructure investments into 2022 to prepare our locations for both customer and non-customer facing technology currently in development. As we have discussed over the past several years, we are continuing to invest in our ongoing digital systems to further support preneed sales growth and create a simplified customer experience.

(Dollars in millions, except per share amounts)	2023 Outlook
Diluted earnings per share excluding special items [1]	$3.45 - $3.75
Net cash provided by operating activities excluding special items and cash taxes [1]	$910 - $960
Cash taxes expected in 2023 (at the midpoint of Diluted earnings per share guidance)	$160 - $170
Net cash provided by operating activities excluding special items [1]	$740 - $800
Capital improvements at existing field locations	$115 - $125
Development of cemetery property	$125 - $135
Digital investments and corporate	$50
Total maintenance, cemetery development, and other capital expenditures (Maintenance capital expenditures)	$290 - $310

(1) Diluted earnings per share excluding special items and net cash provided by operating activities excluding special items are non-GAAP financial measures. We normally reconcile these non-GAAP financial measures from diluted earnings per share and net cash provided by operating activities; however, diluted earnings per share and net cash provided by operating activities calculated in accordance with GAAP are not currently accessible on a forward-looking basis. Our outlook for 2023 excludes the following because this information is not currently available for 2023: Expenses net of insurance recoveries related to hurricanes, gains or losses associated with asset divestitures, gains or losses associated with the early extinguishment of debt, potential tax reserve adjustments and IRS payments and/or refunds, acquisition and integration costs, system implementation and transition costs, and potential costs associated with estimated litigation charges or legal settlements or the recognition of receivables for insurance recoveries associated with litigation, or deferred tax payments. The foregoing items could materially impact our forward-looking diluted earnings per share and/or our net cash provided by operating activities calculated in accordance with GAAP, consistent with the historical disclosures found in the Appendix at the end of this press release under the headings "Cash Flow and Capital Spending" and "Non-GAAP Financial Measures".

CONFERENCE CALL AND WEBCAST

We will host a conference call on Wednesday, February 15, 2023, at 8:00 a.m. Central Time. A question and answer session will follow prepared remarks made by management. The conference call dial-in numbers are (888) 317-6003 (US) or (412) 317-6061 (International) with the passcode of 6063927. The conference call will also be broadcast live via the Internet and can be accessed through our website at www.sci-corp.com. A replay of the conference call will be available through February 22, 2023 and can be accessed at (877) 344-7529 (US) or (412) 317-0088 (International) with the passcode of 7876689. Additionally, a replay of the conference call will be available on our website for approximately one year.

ABOUT SERVICE CORPORATION INTERNATIONAL

Service Corporation International (NYSE: SCI), headquartered in Houston, Texas, is North America's leading provider of funeral, cemetery and cremation services, as well as final-arrangement planning in advance, serving more than 600,000 families each year. Our diversified portfolio of brands provides families and individuals a full range of choices to meet their needs, from simple cremations to full life celebrations and personalized remembrances. Our Dignity Memorial® brand is the name families turn to for professionalism, compassion, and attention to detail that is second to none. At December 31, 2022, we owned and operated 1,474 funeral service locations and 490 cemeteries (of which 303 are combination locations) in 44 states, eight Canadian provinces, the District of Columbia, and Puerto Rico. For more information about Service Corporation International, please visit our website at www.sci-corp.com. For more information about Dignity Memorial®, please visit www.dignitymemorial.com.

For additional information contact:

Investors:	Debbie Young - Director / Investor Relations	(713) 525-9088
Media:	Jay Andrew - Assistant Vice President / Corporate Communications	(713) 525-3468

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

The statements in this press release that are not historical facts are forward-looking statements made in reliance on the "safe harbor" protections provided under the Private Securities Litigation Reform Act of 1995. These statements may be accompanied by words such as "believe," "estimate," "project," "expect," "anticipate," "predict," or other similar words that convey the uncertainty of future events or outcomes. The absence of these words, however, does not mean that the statements are not forward-looking. These statements are based on assumptions that we believe are reasonable; however, many important factors could cause our actual results in the future to differ materially from the forward-looking statements made herein and in any other documents or oral presentations made by us, or on our behalf. Important factors, which could cause actual results to differ materially from those in forward-looking statements include, among others, the following:

- Our affiliated trust funds own investments in securities, which are affected by market conditions that are beyond our control.
- We may be required to replenish our affiliated funeral and cemetery trust funds to meet minimum funding requirements, which would have a negative effect on our earnings and cash flow.
- Our ability to execute our strategic plan depends on many factors, some of which are beyond our control.
- We may be adversely affected by the effects of inflation.
- Our results may be adversely affected by significant weather events, natural disasters, catastrophic events or public health crises.
- Our credit agreements contain covenants that may prevent us from engaging in certain transactions.
- If we lost the ability to use surety bonding to support our preneed activities, we may be required to make material cash payments to fund certain trust funds.
- Increasing death benefits related to preneed contracts funded through life insurance or annuity contracts may not cover future increases in the cost of providing a price-guaranteed service.
- The financial condition of third-party life insurance companies that fund our preneed contracts may impact our future revenue.
- Unfavorable publicity could affect our reputation and business.
- Our failure to attract and retain qualified sales personnel could have an adverse effect on our business and financial condition.
- We use a combination of insurance, self-insurance, and large deductibles in managing our exposure to certain inherent risks; therefore, we could be exposed to unexpected costs that could negatively affect our financial performance.
- Declines in overall economic conditions beyond our control could reduce future potential earnings and cash flows and could result in future impairments to goodwill and/or other intangible assets.
- Any failure to maintain the security of the information relating to our customers, their loved ones, our associates, and our vendors could damage our reputation, could cause us to incur substantial additional costs and to become subject to litigation, and could adversely affect our operating results, financial condition, or cash flow.
- Our Canadian business exposes us to operational, economic, and currency risks.
- Our level of indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, and may prevent us from fulfilling our obligations under our indebtedness.
- A failure of a key information technology system or process could disrupt and adversely affect our business.
- Failure to maintain effective internal control over financial reporting could adversely affect our results of operations, investor confidence, and our stock price.
- The funeral and cemetery industry is competitive.
- If the number of deaths in our markets declines, our cash flows and revenue may decrease. Changes in the number of deaths are not predictable from market to market or over the short term.
- If we are not able to respond effectively to changing consumer preferences, our market share, revenue, and/or profitability could decrease.
- The continuing upward trend in the number of cremations performed in North America could result in lower revenue, operating profit, and cash flows.
- Our funeral and cemetery businesses are high fixed-cost businesses.
- Risks associated with our supply chain could materially adversely affect our financial performance.
- Regulation and compliance could have a material adverse impact on our financial results.
- Unfavorable results of litigation could have a material adverse impact on our financial statements.
- Cemetery burial practice claims could have a material adverse impact on our financial results.
- The application of unclaimed property laws by certain states to our preneed funeral and cemetery backlog could have a material adverse impact on our liquidity, cash flows, and financial results.
- Changes in taxation as well as the inherent difficulty in quantifying potential tax effects of business decisions could have a material adverse effect on the results of our operations, financial condition, or cash flows.

For further information on these and other risks and uncertainties, see our Securities and Exchange Commission filings, including our 2022 Annual Report on Form 10-K. Copies of this document as well as other SEC filings can be obtained from our website at www.sci-corp.com. We assume no obligation and make no undertaking to publicly update or revise any forward-looking statements made herein or any other forward-looking statements made by us whether as a result of new information, future events, or otherwise.

Consolidated Statement of Operations

(Dollars in thousands, except per share amounts)

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2022	**2021**	**2022**	**2021**
Revenue	$ 1,027,683	$ 1,043,255	$ 4,108,661	$ 4,143,143
Cost of revenue	(747,595)	(713,950)	(2,954,059)	(2,820,068)
Gross profit	280,088	329,305	1,154,602	1,323,075
Corporate general and administrative expenses [1]	(107,912)	(40,789)	(237,248)	(157,568)
(Losses) Gains on divestitures and impairment charges, net	(5,224)	9,937	9,962	25,169
Operating income	166,952	298,453	927,316	1,190,676
Interest expense	(49,002)	(38,745)	(172,109)	(150,610)
Losses on early extinguishment of debt, net	—	—	(1,225)	(5,226)
Other income, net	4,135	1,446	1,646	10,660
Income before income taxes	122,085	261,154	755,628	1,045,500
Provision for income taxes	(29,669)	(54,589)	(189,594)	(242,248)
Net income	92,416	206,565	566,034	803,252
Net income attributable to noncontrolling interests	(111)	(65)	(696)	(313)
Net income attributable to common stockholders	$ 92,305	$ 206,500	$ 565,338	$ 802,939
Basic earnings per share:				
Net income attributable to common stockholders	$ 0.60	$ 1.26	$ 3.58	$ 4.79
Basic weighted average number of shares	154,127	164,446	157,713	167,542
Diluted earnings per share:				
Net income attributable to common stockholders	$ 0.59	$ 1.24	$ 3.53	$ 4.72
Diluted weighted average number of shares	156,372	167,189	160,131	170,114

[1] *Corporate general and administrative expenses* include an estimate of $64.6 million for an immaterial preliminary settlement in a private litigation matter in Florida and subsequently we engaged in settlement discussions with the California Attorney General. Both matters relate to previously disclosed litigation.

Consolidated Balance Sheet

(Dollars in thousands, except share amounts)

		December 31, 2022		December 31, 2021
ASSETS				
Current assets:				
Cash and cash equivalents	$	191,938	$	268,626
Receivables, net		96,681		106,051
Inventories		31,740		25,935
Other		39,487		40,448
Total current assets		359,846		441,060
Preneed receivables, net and trust investments		5,577,499		6,015,323
Cemetery property		1,939,816		1,900,844
Property and equipment, net		2,350,549		2,252,158
Goodwill		1,945,588		1,915,082
Deferred charges and other assets, net		1,190,426		1,169,813
Cemetery perpetual care trust investments		1,702,313		1,996,898
Total assets	$	15,066,037	$	15,691,178
LIABILITIES & EQUITY				
Current liabilities:				
Accounts payable and accrued liabilities	$	707,488	$	659,494
Current maturities of long-term debt		90,661		65,016
Income taxes payable		1,131		3,751
Total current liabilities		799,280		728,261
Long-term debt		4,251,083		3,901,304
Deferred revenue, net		1,624,028		1,532,749
Deferred tax liability		445,040		437,902
Other liabilities		411,376		438,903
Deferred receipts held in trust		4,163,520		4,766,492
Care trusts' corpus		1,698,287		1,976,118
Equity:				
Common stock, $1 per share par value, 500,000,000 shares authorized, 156,088,438 and 166,821,502 shares issued, respectively, and 153,940,365 and 163,114,202 shares outstanding, respectively		153,940		163,114
Capital in excess of par value		958,329		979,096
Retained earnings		544,384		727,021
Accumulated other comprehensive income		16,538		40,214
Total common stockholders' equity		1,673,191		1,909,445
Noncontrolling interests		232		4
Total equity		1,673,423		1,909,449
Total liabilities and equity	$	15,066,037	$	15,691,178

Consolidated Statement of Cash Flows

(Dollars in thousands)	Twelve Months Ended December 31,	
	2022	**2021**
Cash flows from operating activities:		
Net income	566,034	803,252
Adjustments to reconcile net income to net cash provided by operating activities:		
Losses on early extinguishment of debt, net	1,225	5,226
Depreciation and amortization	175,330	159,306
Amortization of intangibles	18,355	20,002
Amortization of cemetery property	94,123	98,162
Amortization of loan costs	6,851	6,367
Provision for expected credit losses	16,700	11,362
Provision for (benefit from) deferred income taxes	3,471	(5,837)
Gains on divestitures and impairment charges, net	(9,962)	(25,169)
Gain on sale of investments	(1,169)	—
Share-based compensation	14,709	14,168
Change in assets and liabilities, net of effects from acquisitions and divestitures:		
Decrease (increase) in receivables	4,151	(20,215)
Increase in other assets	(8,206)	(54,883)
Increase in payables and other liabilities	37,029	53,747
Effect of preneed sales production and maturities:		
Increase in preneed receivables, net and trust investments	(309,055)	(308,061)
Increase in deferred revenue, net	195,358	119,730
Increase in deferred receipts held in trust	20,781	43,451
Net cash provided by operating activities	825,725	920,608
Cash flows from investing activities:		
Capital expenditures	(369,709)	(303,660)
Business acquisitions, net of cash acquired	(102,558)	(121,382)
Real estate acquisitions	(17,127)	(26,604)
Proceeds from divestitures and sales of property and equipment	42,093	40,696
Proceeds from sale of investments and other	1,330	—
Payments for Company-owned life insurance policies	(1,910)	(3,982)
Net cash used in investing activities	(447,881)	(414,932)
Cash flows from financing activities:		
Proceeds from issuance of long-term debt	484,000	975,000
Debt issuance costs	(525)	(13,640)
Scheduled payments of debt	(36,288)	(36,158)
Early payments of debt	(65,591)	(699,837)
Principal payments on finance leases	(35,542)	(34,617)
Proceeds from exercise of stock options	27,814	39,354
Purchase of Company common stock	(660,850)	(554,313)
Payments of dividends	(160,035)	(146,919)
Bank overdrafts and other	(980)	5,510
Net cash used in financing activities	(447,997)	(465,620)
Effect of foreign currency	(3,878)	(111)
Net (decrease) increase in cash, cash equivalents, and restricted cash	(74,031)	39,945
Cash, cash equivalents, and restricted cash at beginning of period	278,555	238,610
Cash, cash equivalents, and restricted cash at end of period	$ 204,524	$ 278,555

Consolidated Segment Results

(See definitions of revenue line items later in this appendix.)

(Dollars in millions, except funeral services performed and average revenue per service)	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2022	2021	2022	2021
Consolidated funeral:				
Atneed revenue	$ 311.3	$ 329.3	$ 1,242.3	$ 1,268.1
Matured preneed revenue	177.2	178.4	705.3	700.5
Core revenue	488.5	507.7	1,947.6	1,968.6
Non-funeral home revenue	19.6	19.0	76.3	74.1
Recognized preneed revenue	38.7	39.2	164.5	159.6
Other revenue	33.4	33.8	143.6	140.9
Total revenue	$ 580.2	$ 599.7	$ 2,332.0	$ 2,343.2
Gross profit	$ 131.2	$ 165.1	$ 545.7	$ 639.8
Gross profit percentage	22.6 %	27.5 %	23.4 %	27.3 %
Funeral services performed	93,262	96,531	373,186	382,862
Average revenue per service	$ 5,448	$ 5,456	$ 5,423	$ 5,335

(Dollars in millions)	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2022	2021	2022	2021
Consolidated cemetery:				
Atneed property revenue	$ 34.0	$ 42.0	$ 148.8	$ 167.4
Atneed merchandise and service revenue	72.7	78.9	299.3	310.5
Total atneed revenue	106.7	120.9	448.1	477.9
Recognized preneed property revenue	228.4	203.5	868.7	846.5
Recognized preneed merchandise and service revenue	82.9	85.4	338.5	343.9
Total recognized preneed revenue	311.3	288.9	1,207.2	1,190.4
Core revenue	418.0	409.8	1,655.3	1,668.3
Other cemetery revenue	29.5	33.7	121.3	131.7
Total revenue	$ 447.5	$ 443.5	$ 1,776.6	$ 1,800.0
Gross profit	$ 148.9	$ 164.2	$ 608.9	$ 683.3
Gross profit percentage	33.3 %	37.0 %	34.3 %	38.0 %

Comparable Funeral Results

The table below details comparable funeral results of operations ("same store") for the three months ended December 31, 2022 and 2021. We consider comparable funeral operations to be those businesses owned for the entire period beginning January 1, 2021 and ending December 31, 2022.

(Dollars in millions, except average revenue per service and average revenue per contract sold)	Three Months Ended December 31,			
	2022	**2021**	**Var**	**%**
Comparable funeral revenue:				
Atneed revenue [1]	$ 300.2	$ 325.9	$ (25.7)	(7.9)%
Matured preneed revenue [2]	174.5	178.0	(3.5)	(2.0)%
Core revenue [3]	474.7	503.9	(29.2)	(5.8)%
Non-funeral home revenue [4]	19.3	18.9	0.4	2.1 %
Recognized preneed revenue [5]	38.2	39.0	(0.8)	(2.1)%
Other revenue [6]	33.2	33.5	(0.3)	(0.9)%
Total comparable revenue	$ 565.4	$ 595.3	$ (29.9)	(5.0)%
Comparable gross profit	$ 129.6	$ 165.1	$ (35.5)	(21.5)%
Comparable gross profit percentage	22.9 %	27.7 %	(4.8)%	
Comparable funeral services performed:				
Atneed	49,395	54,383	(4,988)	(9.2)%
Matured preneed	27,123	27,549	(426)	(1.5)%
Total core	76,518	81,932	(5,414)	(6.6)%
Non-funeral home	13,593	13,439	154	1.1 %
Total comparable funeral services performed	90,111	95,371	(5,260)	(5.5)%
Core cremation rate	55.3 %	53.8 %	1.5 %	
Total comparable cremation rate [7]	61.9 %	60.2 %	1.7 %	
Comparable funeral average revenue per service:				
Atneed	$ 6,078	$ 5,993	$ 85	1.4 %
Matured preneed	6,434	6,461	(27)	(0.4)%
Total core	6,204	6,150	54	0.9 %
Non-funeral home	1,420	1,406	14	1.0 %
Total comparable average revenue per service	$ 5,482	$ 5,482	$ —	— %
Comparable funeral preneed sales production:				
Total preneed sales	$ 271.2	$ 257.8	$ 13.4	5.2 %
Core contracts sold	32,814	32,487	327	1.0 %
Non-funeral home contracts sold	19,807	18,674	1,133	6.1 %
Core average revenue per contract sold	$ 6,459	$ 6,301	158	2.5 %
Non-funeral home average revenue per contract sold	$ 2,992	$ 2,843	$ 149	5.2 %

(1) Atneed revenue represents merchandise and services sold and delivered or performed once death has occurred.

(2) Matured preneed revenue represents merchandise and services sold on a preneed contract through our core funeral homes, which have been delivered or performed as well as the related merchandise and service trust fund income.

(3) Core revenue represents the sum of merchandise and services sold on an atneed contract or preneed contract, which were delivered or performed once death has occurred through our core funeral homes.

(4) Non-funeral home revenue represents services sold on a preneed or atneed contract through one of our non-funeral home sales channels (e.g. SCI Direct) and performed once death has occurred.

(5) Recognized preneed revenue represents travel protection, net and merchandise sold on a preneed contract and delivered before death has occurred.

(6) Other revenue primarily comprises general agency revenue, which is commissions we receive from third-party insurance companies for life insurance policies sold to preneed customers for the purpose of funding preneed arrangements.

(7) Total comparable cremation rate includes the impact of cremation services through our non-funeral sales channel (e.g. SCI Direct).

- Total comparable funeral revenue decreased by $29.9 million, or 5.0%, in the fourth quarter of 2022 compared to the same period of 2021, primarily driven by a significant decline in core funeral revenue of $29.2 million.

- The decrease in core funeral revenue of $29.2 million, or 5.8%, was primarily the result of a 6.6% decrease in core funeral services performed as the prior year was more heavily impacted by the COVID-19 pandemic. This decrease was slightly offset by a 0.9% increase in the core average revenue per service. The comparable core cremation rate increased an expected 150 basis points to 55.3%.

- Comparable funeral gross profit decreased $35.5 million to $129.6 million and the gross profit percentage decreased to 22.9% from 27.7%. This decrease is primarily due to the expected decline in revenue mentioned above combined with higher energy and employee-related inflationary costs.

- Comparable preneed funeral sales production increased $13.4 million, or 5.2%, in the fourth quarter of 2022 compared to 2021. We experienced a 11.6% increase in non-funeral home preneed sales production and a 3.5% increase in core comparable preneed funeral sales production for the quarter. These production increases were driven by higher contract velocity as well as better sales averages.

Comparable Cemetery Results

The table below details comparable cemetery results of operations ("same store") for the three months ended December 31, 2022 and 2021. We consider comparable cemetery operations to be those businesses owned for the entire period beginning January 1, 2021 and ending December 31, 2022.

(Dollars in millions)	Three Months Ended December 31,			
	2022	2021	Var	%
Comparable cemetery revenue:				
Atneed property revenue	$ 33.6	$ 42.0	$ (8.4)	(20.0)%
Atneed merchandise and service revenue	72.1	78.9	(6.8)	(8.6)%
Total atneed revenue [1]	105.7	120.9	(15.2)	(12.6)%
Recognized preneed property revenue	224.6	203.5	21.1	10.4 %
Recognized preneed merchandise and service revenue	82.7	85.3	(2.6)	(3.0)%
Total recognized preneed revenue [2]	307.3	288.8	18.5	6.4 %
Core revenue [3]	413.0	409.7	3.3	0.8 %
Other revenue [4]	29.3	33.8	(4.5)	(13.3)%
Total comparable revenue	$ 442.3	$ 443.5	$ (1.2)	(0.3)%
Comparable gross profit	$ 146.1	$ 164.4	$ (18.3)	(11.1)%
Comparable gross profit percentage	33.0 %	37.1 %	(4.1)%	
Comparable cemetery preneed and atneed sales production:				
Property	$ 242.8	$ 257.5	$ (14.7)	(5.7)%
Merchandise and services	182.4	193.2	(10.8)	(5.6)%
Discounts and other	(3.7)	(3.2)	(0.5)	(15.6)%
Preneed and atneed sales production	$ 421.5	$ 447.5	$ (26.0)	(5.8)%
Recognition rate [5]	98.0 %	91.6 %		

(1) Atneed revenue represents property, merchandise, and services sold and delivered or performed once death has occurred.
(2) Recognized preneed revenue represents property, merchandise, and services sold on a preneed contract, which were delivered or performed as well as the related merchandise and service trust fund income.
(3) Core revenue represents the sum of property, merchandise, and services that have been delivered or performed as well as the related merchandise and service trust fund income.
(4) Other revenue is primarily related to endowment care trust fund income, royalty income, and interest and finance charges earned from customer receivables on preneed installment contracts.
(5) Represents the ratio of current period core revenue stated as a percentage of current period preneed and atneed sales production.

- Comparable cemetery revenue slightly decreased by $1.2 million, or 0.3%, in the fourth quarter of 2022 compared to the fourth quarter of 2021. Core revenue increased $3.3 million, which was offset by a decline of $4.5 million in other revenue.

- Core revenue grew by $3.3 million as an $18.5 million, or 6.4%, increase in total recognized preneed revenue was partially offset by a $15.2 million anticipated decline in atneed revenue as the prior year was more heavily impacted by the COVID-19 pandemic. The $18.5 million in total recognized preneed revenue growth consisting of a $24.7 million increase in property, merchandise, and service revenue was offset by a $6.2 million decline of merchandise and service trust fund income.

- Other revenue was lower by $4.5 million, or 13.3%, compared to the prior year quarter primarily from a $4.6 million decrease in endowment care trust fund income due to lower capital gains.

- Comparable cemetery gross profit decreased $18.3 million to $146.1 million. The gross profit percentage decreased to 33.0% from 37.1% due to the decline in atneed revenue mentioned above combined with an increase in certain merchandise costs and higher inflationary employee-related and maintenance costs.

- Comparable preneed cemetery sales production decreased $8.7 million, or 2.7%. We continued to see strength in sales average and large sales during the fourth quarter but could not overcome the elevated velocity impact in the fourth quarter of last year associated with the COVID-19 pandemic. For the full year 2022, we grew cemetery preneed sales production 2.4%, as sales average and large sales growth were partially offset by declines in velocity as the prior year was more heavily impacted by the COVID-19 pandemic.

Other Financial Results

(Dollars in millions)	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2022	2021	2022	2021
Corporate general and administrative expenses	$ (107.9)	$ (40.8)	$ (237.2)	$ (157.6)
Estimated charge for certain legal matters	(64.6)	—	(64.6)	—
Corporate general and administrative expense excluding estimated charge for certain legal matters	$ (43.3)	$ (40.8)	$ (172.6)	$ (157.6)

- *Corporate general and administrative expenses* increased $67.1 million to $107.9 million in the fourth quarter of 2022 compared to $40.8 million in the same period in 2021. The current quarter includes an estimated charge for certain legal matters of $64.6 million described below. Excluding these costs, corporate general and administrative expenses increased $2.5 million primarily from higher expenses related to workers compensation and general liability claims partially offset by a decline from the timing of incentive compensation expenses.

- During the quarter, we reached an immaterial preliminary settlement in a private litigation matter in Florida and subsequently we engaged in settlement discussions with the California Attorney General. Both matters relate to previously disclosed litigation. Approximately two-thirds of the $64.6 million pretax charge relates to estimated preneed contract refunds in California and Florida. The remainder of the charge includes anticipated reimbursement of California governmental investigative costs and other legal expenses.

- *Interest expense* increased $10.3 million to $49.0 million in the fourth quarter of 2022 primarily due to higher interest on our floating rate debt. During the fourth quarter, our floating rate debt carried a weighted average interest rate of 4.75%, which is about 350 basis points higher than the weighted average rate for our floating rate debt in the prior year fourth quarter of 1.29%.

- The GAAP effective income tax rate for the fourth quarter of 2022 was 24.3% up from 20.9% in the prior year quarter. Our adjusted effective income tax rate was 24.7% in the fourth quarter of 2022 compared to 22.4% in the prior year quarter. The higher tax rates in the current period were primarily due to higher state taxes, as the prior year was favorably impacted by valuation allowance releases due to higher income, partially offset by greater excess tax benefits on a higher number of exercised stock options during the current year quarter as compared to the prior year quarter.

Cash Flow and Capital Spending

(Dollars in millions)	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2022	2021	2022	2021
Net cash provided by operating activities	$ 170.3	$ 190.2	$ 825.7	$ 920.6
Cash received from a vendor waiver and release agreement payment	—	—	—	(8.3)
Net cash provided by operating activities excluding special items	$ 170.3	$ 190.2	$ 825.7	$ 912.3
Cash taxes included in net cash provided by operating activities excluding special items	$ 37.3	$ 96.8	$ 179.5	$ 265.5

Net cash provided by operating activities decreased $19.9 million to $170.3 million in the fourth quarter of 2022 compared to $190.2 million in the fourth quarter of 2021. This expected decrease in operating cash flow is primarily due to $51.8 million in lower operating income (excluding the impact from divestitures and estimated charge for certain legal matters) as the prior year was positively impacted by the more pronounced effects of the COVID-19 pandemic, an unfavorable working capital use of $21.4 million due to the timing of repayment of payroll taxes that were deferred under the CARES Act in 2020, and higher cash interest of $10.0 million partially offset by lower cash tax payments of $59.5 million.

A summary of our capital expenditures is set forth below:

(Dollars in millions)	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2022	2021	2022	2021
Capital improvements at existing field locations	$ 47.1	$ 50.7	$ 160.2	$ 134.0
Development of cemetery property	48.7	45.5	124.6	95.4
Digital investments and corporate	13.1	14.0	49.8	30.8
Total maintenance, cemetery development, and other capital expenditures (Maintenance capital expenditures)	$ 108.9	$ 110.2	$ 334.6	$ 260.2
Growth capital expenditures/construction of new funeral service locations	8.0	15.7	35.1	43.5
Total capital expenditures	$ 116.9	$ 125.9	$ 369.7	$ 303.7

Total capital expenditures decreased in the current quarter by $9.0 million primarily due to a decrease in growth capital expenditures. For the full year, total capital expenditures increased $66.0 million, primarily driven by $29.2 million of increased spend on cemetery property development as we replenished property to meet consumer demand after the impact of the COVID-19 pandemic. Capital improvements at existing field locations increased $26.2 million as we continued to invest in our best in class facilities and the technology infrastructure at our field locations. Finally, we increased spend on digital investments and corporate expenditures by $19.0 million, primarily for the development of technology and other digital projects, including enhancements to Beacon and our location websites, to further support preneed sales growth and create a simplified customer experience.

Trust Fund Returns

Total trust fund returns include realized and unrealized gains and losses and dividends and are shown gross without netting of certain fees. A summary of our consolidated trust fund returns as of December 31, 2022 is set forth below:

	Three Months	Twelve Months
Preneed funeral	7.2%	(11.5)%
Preneed cemetery	7.6%	(11.8)%
Cemetery perpetual care	7.0%	(11.0)%
Combined trust funds	7.3%	(11.5)%

Non-GAAP Financial Measures

Earnings excluding special items and diluted earnings per share excluding special items shown above are non-GAAP financial measures. We believe these non-GAAP financial measures provide a consistent basis for comparison between quarters and years, and better reflect the performance of our core operations, as they are not influenced by certain income or expense items not affecting operations. We also believe these measures help facilitate comparisons to our competitors' operating results.

Set forth below is a reconciliation of our reported net income attributable to common stockholders to earnings excluding special items and our GAAP diluted earnings per share to diluted earnings per share excluding special items. We do not intend for this information to be considered in isolation or as a substitute for other measures of performance prepared in accordance with GAAP.

(Dollars in millions, except diluted EPS)	Three Months Ended December 31,				
	2022			2021	
	Net Income	Diluted EPS		Net Income	Diluted EPS
Net income attributable to common stockholders	$ 92.3	$ 0.59		$ 206.5	$ 1.24
Pre-tax reconciling items:					
Loss (gain) on divestitures and impairment charges, net	5.2	0.03		(9.9)	(0.06)
Estimate of certain legal matters [1]	64.6	0.41		—	—
Tax reconciling items:					
Tax effect from special items	(17.1)	(0.11)		2.3	0.01
Change in uncertain tax reserves and other	(0.7)	—		(4.1)	(0.02)
Earnings excluding special items and diluted earnings per share excluding special items	$ 144.3	$ 0.92		$ 194.8	$ 1.17
Diluted weighted average shares outstanding		156.4			167.2

(Dollars in millions, except diluted EPS)	Twelve Months Ended December 31,				
	2022			2021	
	Net Income	Diluted EPS		Net Income	Diluted EPS
Net income attributable to common stockholders, as reported	$ 565.3	$ 3.53		$ 802.9	$ 4.72
Pre-tax reconciling items:					
Gains on divestitures and impairment charges, net	(10.0)	(0.06)		(25.2)	(0.15)
Losses on early extinguishment of debt, net	1.2	0.01		5.2	0.03
Foreign currency exchange loss	1.5	0.01		—	—
Vendor waiver and release agreement cash receipts	—	—		(8.3)	(0.05)
Estimate of certain legal matters [1]	64.6	0.40		—	—
Tax reconciling items:					
Tax effect from special items	(14.0)	(0.09)		7.3	0.04
Change in uncertain tax reserves and other	(0.7)	—		(4.0)	(0.02)
Earnings excluding special items and diluted earnings per share excluding special items	$ 607.9	$ 3.80		$ 777.9	$ 4.57
Diluted weighted average shares outstanding		160.1			170.1

[1] *Estimate of certain legal matters* $64.6 million for an immaterial preliminary settlement in a private litigation matter in Florida and subsequently we engaged in settlement discussions with the California Attorney General. Both matters relate to previously disclosed litigation.